EXHIBIT 99.1

Endeavour Silver Completes the Sale of the El Compas Property to Grupo ROSGO for US$5.0 million

VANCOUVER, British Columbia, Sept. 12, 2022 (GLOBE NEWSWIRE) -- Endeavour Silver Corp. (“Endeavour” or the “Company”) (NYSE: EXK; TSX: EDR) is pleased to announce it has entered into an agreement to sell a 100% interest in Minera Oro Silver de Mexico, S.A. de C.V. (“MOS”), a wholly owned subsidiary of Endeavour to Grupo ROSGO, S.A. de C.V., (“Grupo ROSGO”). MOS holds the El Compas property and the lease on the La Plata processing plant in Zacatecas, Mexico. All references to dollars ($) in this news release are to United States dollars.

Pursuant to the agreement, Grupo ROSGO will pay Endeavour $5 million cash over five years with an initial payment of $250,000 on signing of the definitive agreement. Instalment payments of $500,000 will be made every six months other than the third payment, which will be $750,000. The payments are secured by a pledge of the shares of MOS.

Endeavour CEO, Dan Dickson commented, “We are pleased with the sale of El Compas to Grupo ROSGO as it streamlines our project portfolio and frees up management time to focus on advancing our extensive growth pipeline, including the Terronera project and Pitarrilla.”

About Endeavour Silver – Endeavour Silver Corp. is a mid-tier precious metals mining company that operates two high-grade underground silver-gold mines in Mexico. Endeavour is currently advancing the Terronera mine project towards a development decision, pending financing and final permits and exploring its portfolio of exploration and development projects in Mexico, Chile and the United States to facilitate its goal of becoming a premier senior silver producer.  Our philosophy of corporate social integrity creates value for all stakeholders.

SOURCE Endeavour Silver Corp.

Contact Information
Galina Meleger, Vice President of Investor Relations
Tel: (604)640-4804
Email: gmeleger@edrsilver.com
Website: www.edrsilver.com

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Cautionary Note Regarding Forward-Looking Statements

This news release contains “forward-looking statements” within the meaning of the United States private securities litigation reform act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities legislation. Such forward-looking statements and information herein include but are not limited to statements regarding receipt of installment payments for the sale of El Compas, Endeavour’s anticipated performance in 2022, advancing its extensive growth pipeline, including Terronera and Pitarrilla, the timing and results of various activities and the impact of the COVID 19 pandemic on operations. The Company does not intend to and does not assume any obligation to update such forward-looking statements or information, other than as required by applicable law.

Forward-looking statements or information involve known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, production levels, performance or achievements of Endeavour and its operations to be materially different from those expressed or implied by such statements. Such factors include but are not limited to, failure to receive installment payments of the sale price, the ultimate impact of the COVID 19 pandemic on operations and results, changes in production and costs guidance, national and local governments, legislation, taxation, controls, regulations and political or economic developments in Canada and Mexico; financial risks due to precious metals prices, operating or technical difficulties in mineral exploration, development and mining activities; risks and hazards of mineral exploration, development and mining; the speculative nature of mineral exploration and development, risks in obtaining necessary licenses and permits, and challenges to the Company’s title to properties; as well as those factors described in the section “risk factors” contained in the Company’s most recent Form 40F/Annual Information Form filed with the United States Securities and Exchange Commission and available at www.sec.gov, and Canadian securities regulatory authorities and available at www.sedar.com.

Forward-looking statements are based on assumptions management believes to be reasonable, including but not limited to: the continued operation of the Company’s mining operations, no material adverse change in the market price of commodities, mining operations will operate and the mining products will be completed in accordance with management’s expectations and achieve their stated production outcomes, and such other assumptions and factors as set out herein. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements or information, there may be other factors that cause results to be materially different from those anticipated, described, estimated, assessed or intended. There can be no assurance that any forward-looking statements or information will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements or information. Accordingly, readers should not place undue reliance on forward-looking statements or information.